Teva Completes Acquisition of Huntexil® Development Program Rights from NeuroSearch A/S

Jerusalem, Israel, October 25, 2012 - Teva Pharmaceutical Industries Ltd (NYSE: TEVA) announced today that it has completed its purchase of all rights, assets and obligations relating to Huntexil® (pridopidine / ACR16), a drug candidate being developed for the symptomatic treatment of hand movement, balance and gait disturbances in Huntington disease (HD) from NeuroSearch A/S of Denmark (OMX: NEUR).  Under the agreement, Teva will pay to NeuroSearch approximately $26 million (DKK 150 million) over a period of at least six months. Regulatory and commercialization milestone payments may result in additional funding for NeuroSearch.